UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: City National Rochdale Reinsurance Premium Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

400 Park Avenue, New York, NY 10022

Telephone Number (including area code):

(800) 708-8881

Name and address of agent for service of process:

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, with copies to William J. Souza, City National Rochdale, LLC, 400 North Roxbury Drive, Beverly Hills, California 90210, and Michael Glazer, Morgan, Lewis & Bockius LLP, 300 South Grand Avenue, 22nd Floor, Los Angeles, California 90071.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes            ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of City of Beverly Hills, the State of California on this 5th day of December, 2016.

CITY NATIONAL ROCHDALE REINSURANCE PREMIUM FUND

	By:	/s/ Garrett D’Alessandro
Garrett D’ Alessandro
President & Chief Executive Officer

Attest:

/s/ Lisa K.Whittaker
Name: Lisa K.Whittaker
Title: Vice President & Assistant Secretary